FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of July, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X      Form 40-F
                              -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                            Yes          No  X
                               -----       -----

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                    West Wing, Building C, Tianyin Mansion
                          No. 2C Fuxingmennan Street
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         The press release on performance updates on the first half of 2005 of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on July 14, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                             ---------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:     July 14, 2005

                              [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
                 Performance Updates on the First Half of 2005

(Beijing, China, July 14, 2005) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today provides performance updates on the Company's first half of 2005.

Based on preliminary statistics, the Company's total power generation based on a consolidated basis for the six-month period ended June 30, 2005 (the "First Half") amounted to 71.843 billion kWh, an increase of 47.1% over the same period last year.

The increase in power generation of the Company's power plants was mainly attributable to the following reasons:

1. Newly acquired power plants, such as Luohuang Power Plant, Yueyang Power Plant, Yingkou Power Plant, Jinggangshan Power Plant, Pingliang Power Plant and Sichuan Hydro Power have made significant contribution to the increase of the Company's generation;

2. Stable generation capacity contributed by the six newly operated generating units at Yushe Power Plant, Qinbei Power Plant and Huaiyin Power Plant;

3. As a result of rapid economic growth, power consumption in the regions where the Company's power plants operated underwent continued growth, thereby providing favorable conditions for the growth of the Company's power generation;

4. Safe and stable operation of power generating units has ensured the growth in the Company's power generation.


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The power generation of each of the Company's power plants for the first half of 2005 was listed below (in billion kWh):

----------------------------|-------------|------------------------|---------|
Dalian                      |        4.50 | Changxing              |   0.93  |
----------------------------|-------------|------------------------|---------|
Fuzhou                      |        4.07 | Taicang                |   2.04  |
----------------------------|-------------|------------------------|---------|
Nantong                     |        4.51 | Huaiyin                |   2.61  |
----------------------------|-------------|------------------------|---------|
Shangan                     |        3.99 | Yushe                  |   2.55  |
----------------------------|-------------|------------------------|---------|
Shanghai Shidongkou Second  |        4.18 | Qinbei                 |   3.51  |
----------------------------|-------------|------------------------|---------|
Shantou Coal-fired          |        2.19 | Xindian                |   1.30  |
----------------------------|-------------|------------------------|---------|
Shantou Oil-fired           |       0.003 | Yingkou                |   2.18  |
----------------------------|-------------|------------------------|---------|
Dandong                     |        2.13 | Jinggangshan           |   1.58  |
----------------------------|-------------|------------------------|---------|
Nanjing                     |        2.18 | Yueyang                |   1.88  |
----------------------------|-------------|------------------------|---------|
Dezhou                      |        6.95 | Luohuang               |   4.37  |
----------------------------|-------------|------------------------|---------|
Jining                      |        1.67 | Pingliang              |   4.28  |
----------------------------|-------------|------------------------|---------|
Weihai                      |        2.52 | Sichuan Hydro Power    |   2.46  |
----------------------------|-------------|------------------------|---------|
Shanghai Shidongkou First   |        3.26 |                        |         |
----------------------------|-------------|------------------------|---------|

Inasmuch as the power generation of the Company increased, the Company encountered great pressure on its operating costs for the First Half. Since the second half of 2004, coal prices rose continuously, and maintained at a high level during the First Half. This has imposed great pressure on the operation of the Company. Compared with the comparatively low coal prices during the same period last year, the Company's fuel costs increased substantially during the First Half. The Company expects that net profit of the Company for the first half ended June 30, 2005 will decrease 30% to 40% compared to the same period last year.

As the interim results for 2005 First Half have not yet been finalised, the Company is not in a position to provide confirmed figures to quantify the relevant financial effect at this stage. The Company expects to announce its unaudited consolidated interim results for the six-month period ended June 30, 2005 on August 10, 2005. Shareholders of the Company and investors are advised to exercise caution when dealing in the shares of the Company.

Huaneng Power International, Inc. develops, constructs, operates and manages large power plants in China nationwide, with a total generation capacity of 21,418MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.

Forward-looking Statement
-------------------------

In this press release, our use of the words "expect", "anticipate", "estimate", "project", "forecast", "plan", and similar expressions is intended to identify forward-looking statements. While these statements represent our current judgment on what the future may hold, and we believe these judgments are reasonable, actual results may differ materially due to numerous important factors that are described in the Company's most recent report on SEC Form 20-F which may be revised or supplemented in subsequent reports on SEC Form 20-F. Such factors include, among others, the following: changes in economic conditions; currency-exchange rates or political stability; shortages of fuel supplies, changes in the competitive environment; changes in laws, regulations and tax rates; and, the ability of the corporation to achieve reductions in cost levels to realize production efficiencies and implement capital expenditures at levels and times planned by management.


                                    ~ End ~

For enquiries, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Mr. Raymond Siu / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520
2201 Fax:(852) 2520 2241